UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
PHP 440,000,000 1.70% Notes due 25 August 2022
(payable in United States Dollars)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 21 August 2020

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Philippine Peso ("PHP") 440,000,000 1.70% Notes due 25 August 2022 (payable in United States Dollars) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 21 August 2020 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 21 August 2020 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.80%	N/A	99.80%
Total	PHP 439,120,000[1]	N/A	PHP 439,120,000[1]

(1) Payable in U.S. dollars in the amount of USD 9,033,532.20

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the upfront fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 21 August 2020.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 21 August 2020.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

21 August 2020

To: European Bank for Reconstruction and Development

Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
PHP 440,000,000 1.70 per cent. Notes due 25 August 2022 (payable in USD) (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of Notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

   (a)   the fees and expenses of our legal advisers;

   (b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

   (c)   the upfront fees and expenses of the Agent and any paying agents and the fees and expenses of any calculation agents;

   (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

   (e)   the cost of listing the Notes; and

   (f)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

In order to permit the Issuer to file with U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this letter, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are PHP 439,120,000.00 (payable in USD in the amount of USD 9,033,532.20) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

J.P. Morgan Securities plc

25 Bank Street, Canary Wharf, London, E14 5JP

Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

(a)   In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)   In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)   a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

J.P. Morgan Securities plc

25 Bank Street, Canary Wharf, London, E14 5JP

Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

A42364180

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities plc

By: …………………………………..
        Authorised signatory

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: …………………………………..
        Authorised signatory

J.P. Morgan Securities plc

25 Bank Street, Canary Wharf, London, E14 5JP

Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

A42364180

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Pricing Supplement

21 August 2020

European Bank for Reconstruction and Development
PHP 440,000,000 1.70 per cent. Notes due 25 August 2022 (payable in USD) (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of Notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Philippine Peso ("**PHP**"), the lawful currency of the Republic of the Philippines, *provided that* all payments in respect of the Notes will be made in United States dollars ("**USD**") subject to the provisions set out in the Annex hereto
2	Nominal Amount:	PHP 440,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	25 August 2020
5	Issue Price:	99.80 per cent. of the Nominal Amount
6	Maturity Date:	25 August 2022, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto

| 7 | Fungible with existing Notes: | No |

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination:	PHP 100,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

| 14 | Partly Paid Notes: | No |

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	25 August 2020
	Fixed Rate Notes:	

16	(a)	Fixed Rate of Interest:	1.70 per cent. per annum, equal to PHP 1,700.00 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD subject to the provisions set out in the Annex hereto
	(b)	Fixed Interest Dates:	25 February and 25 August and in each year commencing 25 February 2021, up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable

<table>
<tr><td>(d)</td><td>Final Broken Amount per Specified Denomination:</td><td>Not Applicable</td></tr>
<tr><td>(e)</td><td>Fixed Day Count Fraction:</td><td>Actual/Actual - ICMA</td></tr>
<tr><td>(f)</td><td>Business Day Convention:</td><td>Following Business Day</td></tr>
<tr><td>(g)</td><td>Business Day definition if different from that in Condition 4(a)(iii):</td><td>Condition 4(a)(iii) applies and, for the avoidance of doubt, Manila shall be the principal financial centre. London, New York City and Singapore shall be additional business centres</td></tr>
<tr><td>(h)</td><td>Calculation of interest to be adjusted in accordance with Business Day Convention specified above:</td><td>No</td></tr>
<tr><td>17</td><td>Zero Coupon Notes:</td><td>Not Applicable</td></tr>
<tr><td>18</td><td>Floating Rate Notes and Indexed Notes:</td><td>Not Applicable</td></tr>
</table>

PROVISIONS REGARDING PAYMENTS/DELIVERIES

<table>
<tr><td>19</td><td>Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:</td><td>Condition 6(e) applies and, for the avoidance of doubt, Manila shall be the principal financial centre. London, New York City and Singapore shall be additional business centres, subject to the provisions set out in the Annex hereto</td></tr>
<tr><td>20</td><td>Dual Currency Notes:</td><td>Not Applicable</td></tr>
<tr><td>21</td><td>Physically Settled Notes:</td><td>Not Applicable</td></tr>
</table>

PROVISIONS REGARDING REDEMPTION/MATURITY

<table>
<tr><td>22</td><td>(a)</td><td>Redemption at Issuer's option:</td><td>No</td></tr>
<tr><td></td><td>(b)</td><td>Redemption at Noteholder's option:</td><td>No</td></tr>
<tr><td>23</td><td>(a)</td><td>Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):</td><td>100.00 per cent. per Specified Denomination, payable in USD and subject to the provisions set out in the Annex hereto</td></tr>
<tr><td></td><td>(b)</td><td>Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:</td><td>Not Applicable</td></tr>
<tr><td>24</td><td></td><td>Instalment Note:</td><td>Not Applicable</td></tr>
<tr><td>25</td><td></td><td>Early Redemption Amount for each Note payable on an event of default:</td><td>Condition 5(d) applies, subject to the provisions set out in the Annex hereto</td></tr>
</table>

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	**The Philippines:** The Dealer acknowledges that the Notes being offered or sold have not been registered with the Philippine Securities and Exchange Commission under the Securities Regulation Code of the Philippines (the "**SRC**"). Any future offer or sale of the Notes within the Philippines is subject to registration requirements under the SRC unless such offer or sale is made under circumstances in which the Notes qualify as an exempt transaction under the SRC
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	222053030
	ISIN Code:	XS2220530302
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange (Bourse de Luxembourg)
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause	Not Applicable

providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to the Official List of the Luxembourg Stock Exchange and to trading on its regulated market of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 25 August 2020 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:  ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	LISTING	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange (Bourse de Luxembourg) with effect from 25 August 2020 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be PHP 439,120,000.00 but payable in USD in the amount of USD 9,033,532.20) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	PHP 439,120,000.00 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 9,033,532.20).
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	1.802 per cent. per annum.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT
       ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION
       CONCERNING THE UNDERLYING

Not Applicable

9   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON
       VALUE OF INVESTMENT

Not Applicable

ANNEX

Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date (subject to disruption event provisions below), as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination / PHP Rate
provided that the resultant amount shall be rounded to the nearest cent with USD 0.005 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on the Fixed Interest Date (subject to disruption event provisions below) and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x Fixed Rate of Interest x (1 / PHP Rate on the applicable Rate Fixing Date) x Fixed Day Count Fraction provided that the resultant amount shall be rounded to the nearest cent with USD 0.005 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Early Redemption Amount, the Final Redemption Amount and Fixed Interest Amount payable on the Early Redemption Date (if any) or the Maturity Date or the Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than five Business Days prior to the Early Redemption Date or Maturity Date and/or relevant Fixed Interest Date, as applicable).

If the PHP Rate is not available for any reason by reference to the applicable price sources on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer, the Noteholders and the Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i)   the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii)   the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the tenth Business Day following the scheduled Rate Fixing Date the PHP06 and PHP05 are both still unavailable then the PHP Rate shall be the average of such firm quotes (expressed as the number of PHP per one USD) from four Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of PHP and the purchase of USD at or about 4.00 p.m. Manila time on the applicable Rate Fixing Date for settlement one Manila Business Day thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply.

If none, or only one, of the Reference Dealers provides such a firm quote the Calculation Agent will determine the PHP Rate in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, the Maturity Date, or as the

case may be, the Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, the Postponed Maturity Date or the Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex.

For the avoidance of doubt, if the Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date is not a Business Day, then such date (as applicable) shall occur on the next following Business Day.

For the purposes of these provisions:

"**Business Day**" means any day (other than Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified, or, if no business centre is specified, in London, Manila, New York City and Singapore;

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**Manila Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Manila;

"**PHP Rate**" means, in respect of a Rate Fixing Date, PHP06. If PHP06 is unavailable on Reuters page "PDSPESO" (or any page which may replace such service) or on www.pdex.com/ph/ for any reason, then PHP05 shall be used to determine the PHP Rate on such Rate Fixing Date;

"**PHP05**" or "**SFEMC PHP INDICATIVE SURVEY RATE**" each mean, in respect of a Rate Fixing Date, the PHP/USD spot rate expressed as the amount of PHP per one USD, for settlement in one Manila Business Day, as published on SFEMC's website (www.sfemc.org) at approximately 3:30 p.m., Singapore time, or as soon thereafter as practicable, on such Rate Fixing Date. The spot rate will be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC PHP Indicative Survey Methodology;

"**PHP06**" or "**PHP PDSPESO**" each mean, in respect of a Rate Fixing Date, the PHP/USD morning weighted average rate expressed as the amount of PHP per one USD, for settlement in one Manila Business Day, reported by the Philippine Dealing System PDEX which (i) appears on THE Reuters Screen "PDSPESO" page to the right of the caption "AM WT AVE" at approximately 11:30 a.m., Manila time, or as soon as practicable thereafter, on that Rate Fixing Date or, in the absence of which (ii) appears on the FX Summary page of www.pdex.com.ph/ to the right of the caption "AM WT AVE" for the relevant Rate Fixing Date;

"**Postponed Early Redemption Date**" means the tenth Business Day following the originally scheduled Early Redemption Date, (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Manila, London, New York and Singapore Business Days before the applicable Fixed Interest Date, Maturity Date or Early Redemption Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five Business

Days before the applicable Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date, as the case may be; and

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the PHP/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**SFEMC PHP Indicative Survey Methodology**" means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralised industry-wide survey of financial institutions that are active participants in the PHP/USD markets for the purpose of determining the SFEMC PHP Indicative Survey Rate.